   As filed with the Securities and Exchange Commission on February 14, 2000
                                                   Registration No. 333-________
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                _______________

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                _______________

                               VERTICALNET, INC.
            (Exact name of Registrant as specified in its charter)

     Pennsylvania                          7319                  23-2815834
(State or other jurisdiction         (Primary Standard        (I.R.S. Employer
of incorporation or organization) Industrial Classification  Identification No.)
                                         Code No.)


                          700 Dresher Road, Suite 100
                         Horsham, Pennsylvania 19044
                                (215) 328-6100
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                              __________________

                            James W. McKenzie, Jr.
                   Senior Vice President and General Counsel
                          700 Dresher Road, Suite 100
                         Horsham, Pennsylvania 19044
                                (215) 328-6100

             (Name and address, including zip code, and telephone
              number, including area code, of agent for service)

                                  Copies to:
                           Michael L. Pillion, Esq.
                           Rachel A. Gonzalez, Esq.
                          Morgan, Lewis & Bockius LLP
                              1701 Market Street
                         Philadelphia, PA 19103-2921
                                (215) 963-5000

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.   [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.   [_]


  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.   [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.   [_]

================================================================================

                        CALCULATION OF REGISTRATION FEE

               Title Of Each Class                                      Proposed Maximum     Proposed Maximum       Amount Of
                  Of Securities                       Amount To Be     Offering Price Per   Aggregate Offering   Registration
                 To Be Registered                      Registered           Security             Price                Fee
             -----------------------                ----------------   -------------------  -------------------  --------------
     Common Stock,
     $.01 par value per share .............           163,758 shares       $     46.50(1)       $ 35,453,607(1)     $  9,360

     Common Stock, $.01
     par value per share...................           752,131 shares       $     59.83(2)       $ 44,989,997(2)     $ 11,880

     Common Stock, $.01 per
     value per share.......................           109,769 shares       $    227.75(3)       $ 24,999,889(3)     $  6,600

(1) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, and based upon the average of the high and low prices of the Common Stock reported the on Nasdaq National Market on February 11, 2000.

(2) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(g) under the Securities Act of 1933, as amended, and based upon a maximum exercise price of $59.83.

(3) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(g) under the Securities Act of 1933, as amended, and based upon the $227.75 average closing prices of the Common Stock for the past 20 trading days as reported on the Nasdaq National Market.

          THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

                SUBJECT TO COMPLETION, DATED FEBRUARY 14, 2000

                               1,025,658 Shares

The information in this prospectus is not complete and may be changed. The selling holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                               VERTICALNET, INC.

                                 Common Stock

This prospectus relates to the offer and sale of 163,758 shares of common stock and, 861,900 shares of common stock and such indeterminate additional shares of common stock be issued upon the conversion of certain convertible notes, in the principal amount of $70 million in each case by the shareholders named in this prospectus. The convertible notes will automatically convert into shares of our common stock upon the effectiveness of this registration statement. With respect to one convertible note in the principal amount of $25 million, the per share conversion price, and therefore the number of shares of common stock issuable upon conversion of such note, is subject to adjustment based on the average closing price of our common stock on the Nasdaq National Market during the 20 trading days prior to the date on which this registration statement becomes effective. Accordingly, the number of shares of common stock into which such note is convertible may increase or decrease. The remaining convertible notes, which have an aggregate principal amount of $45 million, will convert at a price of $59.83 per share, resulting in 752,131 shares of common stock. Based on the average closing price of our common stock for the 20 trading days prior to February 14, 2000, such convertible note would be convert into 109,769 shares of our common stock. The remaining convertible notes, which have an aggregate principal amount of $45 million, will convert at a price of $59.83 per share, resulting in 752,131 shares of common stock.

The selling shareholders may offer for resale through this prospectus the shares of common stock at various times at market prices prevailing at the time of sale or at privately negotiated prices. The selling shareholders may resell the common stock to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. We will not receive any of the proceeds from the resale of the common stock offered through this prospectus. All expenses of registration of the common stock which may be offered through this prospectus under the Securities Act will be paid by us (other than underwriting discounts and selling commissions, and fees and expenses of advisors to the selling shareholder).

Shares of our common stock are quoted on the Nasdaq National Market under the symbol ''VERT.'' The last reported sale price of the shares on February 11, 2000 was $213 per share. VerticalNet has applied to list the shares of common stock offered through this prospectus on the Nasdaq National Market.

         Investing in our common stock involves a high degree of risk.
                        Risk Factors begin on page 5.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

February     , 2000

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
SUMMARY.....................................................................   3
RISK FACTORS................................................................   5
FORWARD-LOOKING STATEMENTS..................................................  20
USE OF PROCEEDS.............................................................  20
DESCRIPTION OF CAPITAL STOCK................................................  21
SELLING SHAREHOLDERS........................................................  25
PLAN OF DISTRIBUTION........................................................  26
LEGAL MATTERS...............................................................  27
EXPERTS.....................................................................  27
ADDITIONAL INFORMATION......................................................  27

                                    SUMMARY


     The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this prospectus or incorporated by reference in this prospectus and may not contain all the information that is important to you. All information in this offering prospectus reflects a two-for-one split of our common stock effected on August 20, 1999. The information in this prospectus does not reflect the two-for-one split of our common stock that our board of directors has declared to holders of common stock on March 17, 2000 payable on March 31, 2000.

                                  Our Company

     VerticalNet, Inc. (www.verticalnet.com) owns and operates 55 industry-specific Web sites designed as online business-to-business communities, known as vertical trade communities. These vertical trade communities provide users with comprehensive sources of information, interaction and e-commerce. They are grouped into the following industry sectors:


     ADVANCED TECHNOLOGIES              MANUFACTURING AND METALS
     COMMUNICATIONS                     PROCESS
     ENVIRONMENTAL                      PUBLIC SECTOR
     FOOD AND PACKAGING                 SERVICE
     FOODSERVICE AND HOSPITALITY        TEXTILES AND APPAREL
     HEALTHCARE/SCIENCE


     Additionally, VerticalNet provides auctions, catalogs, bookstores, career services and other e-commerce capabilities horizontally across its communities with technologies from acquired and organic sites like Industry Deals.com, IT CareerHub.com, LabX.com and Professional Store.com. Through its acquisition of NECX.com, VerticalNet intends to provide an online exchange for the electronic components industry.


                                   About VerticalNet

 Principal Executive Offices:      Internet Address:

 VerticalNet, Inc.                 www.verticalnet.com (Information contained on
 700 Dresher Road, Suite 100       our Web site is not a part of this
 Horsham, Pennsylvania 19044       prospectus)
 Phone: (215) 328-6100

                Summary Historical and Pro Forma Financial Data

     The following table summarizes historical and pro forma financial and other data for our business. The pro forma statement of operations data and other pro forma data give effect to our acquisitions of NECX Exchange, LLC, Isadra, Inc., CertiSource, Inc., LabX Technologies Inc. and Techspex, Inc., as if they had occurred on January 1, 1998.

                                                  Year Ended December 31,                    Nine Months Ended September 30,
                                                  -----------------------                    -------------------------------
                                                                             1998                                         1999
                                   1996          1997          1998        Pro Forma       1998           1999         Pro Forma
                                -----------  ------------  ------------  ------------  ------------  --------------  --------------
                                                    (in thousands, except share and per share data and ratios)
Statement of
 Operations Data:
Exchange transactions.........  $       --   $        --   $        --   $   349,098   $        --     $        --     $   270,895
Cost of exchange transactions.          --            --            --       311,545            --              --         242,857
Net exchange revenues.........          --            --            --        37,553            --              --          28,038
Advertising and e-commerce
 revenues.....................         285           792         3,135         5,073         1,862          10,667          11,738

Combined net revenues.........         285           792         3,135        42,626         1,862          10,667          39,776
Amortization expense..........          --            --           283        38,581           104           2,703          29,148
Operating loss................        (702)       (4,664)      (13,509)      (47,128)       (8,349)        (39,528)        (67,024)
Net loss......................        (709)       (4,779)      (13,594)      (47,005)       (8,334)        (38,196)        (67,096)
Basic and diluted net
   loss per share.............  $    (0.14)  $     (0.95)  $     (2.64)  $     (6.30)  $     (1.63)    $     (1.29)    $     (2.12)
Shares used in basic
  and diluted net loss per
  share calculation...........   5,167,296     5,053,730     5,141,100     7,461,409     5,101,238      29,596,145      31,641,892
Pro forma basic and diluted
  net loss per share(1).......  $    (0.11)  $     (0.39)  $     (0.64)  $     (1.99)  $     (0.41)    $     (1.18)    $     (1.95)
Shares used in pro forma basic
  and diluted net loss per
  common share calculation....   6,652,568    12,368,652    21,270,978    23,591,287    20,104,360      32,448,845      34,494,592
Other Data:
Deficiency of earnings to
  cover fixed charges(2)......  $      709   $     4,779   $    13,594   $    47,005   $     8,334     $    38,196     $    67,096

     (1) Pro forma net loss per share is computed using the weighted average number of shares of common stock outstanding, including common equivalent shares from the convertible preferred stock as if converted at the original issuance date. All convertible preferred stock was converted into common stock at the IPO date.
     (2) For the periods indicated, earnings were inadequate to cover fixed charges. For purposes of determining the deficiency of earnings to fixed charges, loss is defined as losses from continuing operations.

     The following table indicates a summary of our balance sheet as of September 30, 1999. The pro forma column reflects our acquisition of NECX and the net proceeds from the October 12, 1999, $15 million exercise of the over-allotment provision of our 5 1/4% Convertible Subordinated Debentures due 2004, as if they had occurred on September 30, 1999.

                                                                               As of September 30, 1999
                                                                               ------------------------

                                                                               Actual         Pro Forma
                                                                               ------         ---------
                                                                                  (in thousands)
Balance Sheet Data:
Cash and cash equivalents................................................     $ 91,710        $ 67,894
Working capital..........................................................      107,350         102,635
Total assets.............................................................      194,091         332,387
Long-term debt, less current portion.....................................      101,739         116,739
Total shareholders' equity...............................................       75,226         174,772

                                  RISK FACTORS

     You should carefully consider the following factors and other information in this prospectus before deciding to purchase the shares of common stock offered through this prospectus.


                         Risks Related to Our Business

We have limited operating history upon which you may evaluate us

     We launched our first vertical trade community in October 1995 and have a limited operating history. In addition, our revenue model is evolving, making an evaluation of our future prospects very difficult. Currently, our Internet-based revenues are primarily generated from the sale of advertising on our vertical trade communities. In the future, we expect to generate revenue from multiple sources, including e-commerce and business services. We may not be able to sustain our current revenues or successfully generate e-commerce or business services revenue. If we do not generate such revenue, our business,
financial condition and operating results will suffer.   We expect that a
significant percentage of our overall revenues will come from NECX Exchange which we acquired December 16, 1999. We may not be able to successfully integrate the revenue stream of NECX into an e-commerce platform. If we do not generate revenue from NECX'S e-commerce applications, our business, financial condition and operating results will suffer.

We anticipate we will incur continued losses for the foreseeable future

     To date, we have not been profitable. We may never be profitable or, if we become profitable, we may be unable to sustain profitability. We have incurred significant losses since inception. We reported a net loss of $38.2 million for the nine months ended September 30, 1999 actual and $67.1 million on a pro forma basis, giving effect to the acquisitions of NECX, Isadra, CertiSource, LabX and Techspex. We expect to continue to incur significant losses in the foreseeable future. As of September 30, 1999, our accumulated deficit was $57.5 million.
As a result of our acquisitions, we expect our amortization expense to increase significantly in the future. Our limited operating history makes predicting our future operating results, including operating expenses, difficult. Our revenues may not grow or may not even continue at their current level.

We expect our operating expenses to increase

     Some of our expenses are fixed, including non-cancelable agreements, equipment leases and real estate leases. If our revenues do not increase, we may not be able to compensate by reducing expenses in a timely manner. In addition, we plan to significantly increase our operating expenses to:

     . launch additional vertical trade communities;

     . increase our internal sales and marketing operations;

     . enhance our technologies;

     . develop and deploy our e-commerce initiatives;

     . enter into additional sponsorship agreements;

     . broaden our customer support capabilities; and

     . pursue marketing and distribution alliances.

     Expenses will also increase due to the potential impact of goodwill amortization and other charges resulting from completed and future acquisitions.

     Leading Web sites, browser providers and other Internet distribution channels may also begin to charge us for providing access to our products and services. If any of these expenses are not accompanied by increased revenues, our business, financial condition and operating results would be harmed.


Fluctuations in our quarterly results may cause our stock price to decline

     We expect that our quarterly operating results will fluctuate significantly due to many factors, including:

     . the seasonality of our revenues;

     . the uncertain adoption of the Internet as an e-commerce and advertising medium;

     . dependence on development and adoption of the e-commerce market;

     . the level of demand for our products and services;

     . intense and increased competition;

     . our ability to develop, introduce and market new products and enhancements to our existing products on a timely basis;

     . our dependence on content providers;

     . license fees payable to content providers;

     . uncertain acceptance of our Internet content;

     . management of our growth; and

     . risks associated with recent and future acquisitions.

     Many of these factors are beyond our control.

     Due to the limited history of businesses relying on the Internet as an advertising and commercial medium, we believe that period-to-period comparisons of our operating results are not meaningful, and that such comparisons may not be accurate indicators of future performance. Additionally, if our operating results in one or more quarters do not meet the securities analysts' or our shareholders' expectations, the price of our common stock may fall.

     In addition, after our acquisition of NECX on December 16, 1999, quarterly fluctuations in NECX's revenues may disproportionately affect our revenues, due to NECX's substantial contribution to our overall revenues.


Marketing and distribution alliances may not generate the expected number of new customers or may be terminated

     We use marketing and distribution alliances with other Internet companies to create traffic on our vertical trade communities and consequently, to generate revenues. These marketing and distribution alliances allow us to link our vertical trade communities to search engines such as those offered by Lycos. The success of these relationships depends on the amount of increased traffic we receive from the alliance partners' Web sites. These arrangements may not generate the expected number of new customers. We also may be unable to renew these marketing and distribution alliance agreements. If any of these agreements are terminated, the traffic on our vertical trade communities could decrease or our advertising revenues derived from the sales of advertising on co-branded pages could decrease. In June 1999, as part of our overall reconsideration of our portal alliances, we terminated a three-year Sponsorship Agreement with Excite, Inc. entered into on September 30, 1998. Additionally, in October 1999, we terminated our Sponsorship Agreement with Alta Vista.

     We are interested in entering into additional partnerships with search engine providers to increase traffic to our vertical trade communities, but we cannot assure you that we will be able to enter into any new partnerships. If we are unable to enter into new arrangements, the traffic on our vertical trade communities may not increase. Additionally, even if we are able to enter into additional partnerships with search engines, these partnerships may not necessarily increase the traffic on our vertical trade communities.

     There is intense competition for the Internet products and services, advertising and sales of goods and services that we offer.

     The market for Internet products and services, advertising and e-commerce is intensely competitive, evolving and subject to rapid technological change. We expect competition to intensify as current competitors expand their product offerings and new competitors enter the market. Barriers to entry are minimal, and competitors can launch new Web sites at a relatively low cost. We compete for a share of a customer's advertising budget with online services and traditional off-line media, such as print publications and trade associations. Although to date we believe there are no companies with a larger portfolio of vertical trade communities than ours, several companies offer competitive vertical trade communities. We expect that additional companies will offer competing vertical trade communities on a standalone or portfolio basis.

     Many of our competitors have greater brand recognition and greater financial, marketing and other resources than ours, and may have well-established relationships with our existing and prospective customers. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic partnerships and other initiatives. Our competitors may also develop Internet products or services that are superior to, or have greater market acceptance than, our solutions. If we are unable to compete successfully against our competitors, our business, financial condition and operating results may be negatively impacted.


Acquisitions may disrupt or otherwise have a negative impact on our business

     We have made, and plan to continue to make, significant investments in complementary Internet and non-Internet traditional companies, technologies and assets. Acquisitions are subject to the following risks:

     . acquisitions may cause a disruption in our ongoing business, distract our management and other resources and make it difficult to maintain our standards, controls and procedures;

     . we may acquire companies in markets in which we have little experience;

     . we may not be able to retain key employees from acquired companies;

     . we may not be able to successfully integrate the services, products and personnel of any acquisition into our operations;

     . we may be required to incur debt or issue equity securities, which may be dilutive to existing shareholders, to pay for acquisitions;

     . our acquisitions may not result in any return on our investment and we may lose our entire investment and incur significant additional losses;

     . our share price could decline following the market's reaction to our acquisitions;

     . our amortization expense will increase as a result of acquisitions; and

     . our interest deductions may be disallowed for federal income tax purposes.

The integration of NECX into our operations will substantially affect our revenue model and may be expensive and time-consuming

          We recently acquired NECX, a marketplace for the electronics industry. For the nine months ended September 30, 1999, NECX generated net revenues of approximately $28.0 million, all of which was attributable to its off-line market-making business. For the same period, VerticalNet generated net revenue of approximately $10.7 million, all of which was derived from our on-line advertising and e-commerce arrangements. We believe our acquisition of NECX will result in substantially higher revenues to VerticalNet; however, we plan to migrate NECX's off-line business to an on-line business. The effect of this migration on NECX's revenue stream is uncertain. There can be no assurance that we will be successful in this migration, nor that NECX customers will continue to use NECX upon its integration.

          In order to operationally integrate NECX into our vertical trade communities, we have retained Computer Sciences Corporation to design and build a new on-line exchange for NECX. The cost of designing and building a new on-line exchange will be significant and this project may take a substantial period of time to complete. There can be no assurance that this project will be completed at the cost and on the timeline that we currently contemplate. The failure of Computer Sciences or VerticalNet to effectively design, build and integrate the operations of NECX into VerticalNet's on-line trade communities could adversely affect our business, financial condition and operating results.

Future acquisitions may have a substantial dilutive effect on our stockholders.

          Our growth strategy depends upon the use of acquisitions to expand our business. The implementation of this strategy may require us to finance these acquisitions with shares of our common stock. Accordingly, our stockholders may experience substantial dilution because of our acquisition growth strategy.

We currently rely heavily on advertising revenues and if our advertising revenues decline, our business would suffer

     We currently rely on revenues generated from the sale of advertising on our vertical trade communities for a significant majority of our revenues. If we do not continue to develop advertising and other sources of revenues, our business may suffer. Our ability to increase our advertising revenues depends, among other things, on many factors, including:

     . advertisers' acceptance of the Internet as a legitimate advertising medium;

     . the development of a large base of users on our vertical trade communities who possess demographic characteristics attractive to advertisers; and

     . the expansion of our sales force.

     Additionally, to some of our advertising customers, we provide extended payment terms over the customer's advertising contract. To the extent that these amounts are not collected, our advertising revenues, bad debt expense and cash flows may be negatively impacted.

     We also have barter arrangements where we provide banner advertisements and storefronts to some of our customers in exchange for advertising on their Web sites or in their publications. If our barter arrangements do not continue, our advertising revenues may decline. For the nine months ended September 30, 1999, approximately $2.4 million, or 22.9%, of our reported revenue was generated by barter advertising arrangements.

     Other factors could also affect our revenues. For example, widespread use of "filter" software programs that limit access to storefront advertising from the Internet user's browser could reduce advertising on the Internet, which would impair our business, financial condition and operating results.

The seasonality of our advertising revenues and usage causes our overall revenues to fluctuate

     Some of our revenue is seasonal, which causes our revenues to be lower in the second and third quarters of each calendar year. As a result, after the announcement of our results for the second and third quarters of each calendar year, our stock price may be lower than at other times of the year. We experience seasonality in our advertising revenue because advertising and media buying tends to be highest in the first and fourth quarters of each calendar year. We also experience seasonality in our traffic. User traffic on our vertical trade communities and the Web sites of our partners is lower during the summer and year-end vacation and holiday periods, when business usage of the Web and our services typically declines.


Changes in industry advertising rates could negatively impact our revenues

     Changes in industry pricing practices for advertising rates could negatively impact our revenues in the future. Currently, we base our storefront advertising rates on a variety of factors including the maturity of the particular vertical trade community, the number of storefronts, the amount of other advertising purchased and the length of the advertising contract. In the future, advertising rates may be based on different criteria matrices such as the number of sales inquiries generated or visitors sent from our vertical trade communities to advertisers' Web sites. These changes could negatively impact our revenues.


Our Internet content may not attract users with demographic characteristics valuable to our advertisers

     Our future success depends upon our ability to deliver compelling Internet content about various industries that will attract users with demographic characteristics valuable to our advertising customers. If we are unable to develop Internet content that attracts a loyal user base possessing demographic characteristics attractive to advertisers, it could impair our business, financial condition and operating results. In addition, we may be unable to anticipate or respond to rapidly changing buyer preferences to attract enough users to our vertical trade communities. Internet users can freely navigate and instantly switch among a large number of Web sites. Many of these Internet sites offer original content. It may therefore be difficult for us to distinguish our content and attract users.

     We rely on third parties, such as trade publications and news wires, to provide some of the content for our vertical trade communities. It is critical to our business that we maintain and build our existing relationships with content providers. We may not be able to maintain relationships with the third parties we depend upon to provide the content for our vertical trade communities, which could result in decreased traffic on our vertical trade communities and decreased advertising revenue. Many of our agreements with content providers are for initial terms of one to two years. The content providers may choose not to renew the agreements or may terminate the agreements early if we do not fulfill our contractual obligations, including our payment obligations. If a significant number of content providers terminate our agreements with them, it could result in decreased traffic on our vertical trade communities and decreased advertising revenue. Because our agreements with certain of our content providers are nonexclusive, a competitor could offer content similar to or the same as ours.


The license fees we pay to content providers may increase

     If licensing fees to content providers increase, our business, financial condition and operating results may be negatively impacted. These license fees may increase as competition for such content increases. Our content providers may not enter into new agreements with us on similar terms as our current agreements.

If we do not develop the "VerticalNet" brand and our vertical trade community brands, our advertising revenues could decrease

     To be successful, we must establish and strengthen the brand awareness of the "VerticalNet" brand as well as the brands associated with each individual vertical trade community (e.g. wateronline.com). If our brand awareness is weakened, it could decrease the attractiveness of our audiences to advertisers, which could result in decreasing advertising revenues. We believe that brand recognition will become more important in the future with the growing number of Internet sites. Our brand awareness could be diluted, which could impair our business, financial condition and operating results if users do not perceive our products and services to be of high quality.


We may not develop significant revenues from e-commerce, which could adversely affect our future growth

     For the nine months ended September 30, 1999, approximately 7% of our revenues were generated from e-commerce. If we do not generate increased revenue from e-commerce, our business, financial condition and operating results could be impaired. To generate significant e-commerce revenues, we will have to continue to build and acquire significant e-commerce capabilities.

     Recent acquisitions to enhance our e-commerce capabilities include NECX, Isadra, LabX and CertiSource. These acquisitions may not meet our expectations.


Our e-commerce capability depends on real-time accurate product information

  Currently, we are responsible for loading supplier product information into our database and categorizing the information for search purposes. This process entails a number of risks, including dependence on our suppliers to provide us in a timely manner with accurate, complete and current information about their products, and to promptly update this information when it changes. We will not derive revenue from these products until this data is loaded in our system. Timely loading of these products in our database depends upon a number of factors, including the file formats of the data provided to us by suppliers and our ability to further automate and expand our operations to accurately load this data in our product database, any of which could delay the actual loading of these products.

     In addition, we are generally obligated under our supplier agreements to load updated product data onto our database within a specified period of time following its delivery from the supplier. While we intend to further automate the loading and updating of supplier data on our system, we may not be able to do so in a timely manner, in part because achieving the highest level of this automation is dependent upon our suppliers' automating their delivery of product data to us. If our suppliers do not provide us in a timely manner with accurate, complete and current information about the products we offer, our database may be less useful to our customers and users and may expose us to liability. Although we screen our suppliers' information before we make it available to our customers and users, we cannot guarantee that the product information available in our database will always be accurate, complete and current, or comply with governmental regulations. This could expose us to liability or result in decreased adoption and use of our vertical trade communities, which could reduce our revenues and therefore have a negative effect on our results of operations and financial condition.


If our suppliers do not provide timely and professional delivery of products to our customers, our business will be harmed

      We rely on our suppliers and manufacturers to deliver products to our customers in a professional, safe and timely manner. If our suppliers do not deliver the products to our customers in a professional, safe and timely manner, then our service will not meet customer expectations and our reputation and brand will be damaged. In addition, deliveries that are nonconforming, late or are not accompanied by information required by applicable law or regulations, could expose us to liability or result in decreased adoption and use of our vertical trade communities, which could have a negative effect on our business, results of operations and financial condition. In some instances, we bear the responsibility for product refunds and returns and the risk of non-collectibility of accounts receivable from our customers.

We may not be able to effect our growth strategy if we are not able to consummate future acquisitions

     We have been growing, and plan to continue to grow, our business by acquisitions. We may not be able to identify additional suitable acquisition candidates available for sale at reasonable prices or on reasonable terms. Even if we are able to identify an appropriate acquisition candidate, we may not be able to negotiate the terms of the acquisition successfully, finance the acquisition or integrate the acquired business, products or technologies into our existing business operation. If we are unable to consummate future acquisitions, our business, financial condition and operating results could be negatively impacted.

We are growing rapidly and effectively managing our growth may be difficult

     We have rapidly and significantly expanded our operations and expect to continue to do so both by adding new products, hiring new employees and acquiring new businesses. This growth has placed, and is expected to continue to place, a significant strain on our resources and systems. To manage our growth, we must implement systems and train and manage our employees. If we fail to successfully integrate our recent and future acquisitions, our business, financial condition and operating results could be negatively impacted.

Our international expansion may make it more difficult to manage our business

     In February 2000, we announced the formation of VerticalNet Europe, a joint venture with British Telecommunications, plc and Internet Capital Group and the formation of VerticalNet Japan, a joint venture with Softbank Commerce Corp. We intend to establish and promote European and Japanese business to business trade communities through these new joint ventures. In June 1999, we entered into a co-branding agreement with Metropolis Transactive (Proprietary) Limited, a South African company creating on-line marketplaces focused on the African market. We expect to further expand in international markets. To do so, we plan to establish international operations, hire additional personnel and establish relationships with additional suppliers and strategic partners. This expansion will require significant management attention and financial resources and could have a negative effect on our business, revenues, financial condition and results of operations. We may not be able to create or sustain international demand for our Internet-based, e-commerce business model and services. Even if we are able to identify an appropriate international joint venture partner, we may not be able to negotiate the terms of the venture successfully, finance the venture or integrate the venture partner's business, products or technology into our existing business operation, or we may become dependent on our joint venture partners. In addition, our international business may be subject to a variety of risks, including government regulation, difficulties in collecting international accounts receivable, longer payment cycles, increased costs associated with maintaining international marketing efforts, the introduction of non-tariff barriers, possible currency risks and higher duty rates and difficulties in enforcement of contractual obligations and intellectual property rights, including licensing rights. These factors may have a negative effect on any future international sales and, consequently, on our business, results of operations and financial condition.

Risk of failure of our computer and communications hardware systems increases without back-up facilities

  The performance of our computer and communications hardware systems is critical to our business and reputation and our ability to process transactions, provide high quality customer service and attract and retain customers, suppliers, users and strategic partners. Any system interruptions that cause our vertical trade communities to be unavailable to users may reduce the attractiveness of our vertical trade communities to advertisers and could impair our business, financial condition and operating results. We maintain most of our computer systems in two Web-hosting facilities in New Jersey. We do not currently have back-up or redundant facilities for our computer systems. Interruptions could result from natural disasters as well as power loss, telecommunications failure and similar events.

Capacity limits on our technology, transaction processing system and network hardware and software may be difficult to project and we may not be able to expand and upgrade our systems to meet increased use

     As traffic in our vertical trade communities continues to increase, we must expand and upgrade our technology, transaction processing systems and network hardware and software. We may not be able to accurately project the rate of increase in our vertical trade communities. In addition, we may not be able to expand and upgrade our systems and network hardware and software capabilities to accommodate increased use of our vertical trade communities. If we do not appropriately upgrade our systems and network hardware and software, our business, financial condition and operating results will suffer.

     Our acquisition of Isadra, including its agent-communication and agent-brokering architecture, may not be successfully integrated into our existing technology.

Our market is characterized by rapid technological change, which we may not be able to keep up with in a cost-effective way

     Our market is characterized by rapid technological change and frequent new product announcements. Significant technological changes could render our existing vertical trade community technology obsolete. If we are unable to successfully respond to these developments or do not respond in a cost-effective way, our business, financial condition and operating results will suffer. To be successful, we must adapt to our rapidly changing market by continually improving the responsiveness, services and features of our vertical trade communities, by developing new features to meet customer needs and by successfully developing and introducing new versions of our Internet-based, e-commerce business model on a timely basis. Our success will depend, in part, on our ability to acquire or license leading technologies useful in our business, enhance our existing services and develop new services and technology that address the needs of our customers. We will also need to respond to technological advances and emerging industry standards in a cost-effective and timely basis.

We may not be able to acquire or maintain easily identifiable Web addresses or prevent third parties from acquiring Web addresses similar to ours

     We currently hold various Internet Web addresses relating to our brand. These Web addresses include wateronline.com, wirelessdesignonline.com, pollutiononline.com and other Web addresses. We may not be able to prevent third parties from acquiring Web addresses that are similar to our addresses, which could impair our business, financial condition and operating results. The acquisition and maintenance of Web addresses generally is regulated by governmental agencies and their designees. For example, in the United States, the National Science Foundation has appointed Network Solutions, Inc. as the exclusive registrar for the ".com," ".net" and ".org" generic top-level addresses. The regulation of Web addresses in the United States and in foreign countries is subject to change. We may not be able to acquire or maintain relevant Web addresses in all countries where we conduct business. Furthermore, the relationship between regulations governing such addresses and laws protecting trademarks is unclear.

We may compete with Internet Capital Group, our largest shareholder

     As a result of its stock ownership and board representation, Internet Capital Group, LLC is in a position to significantly affect our business strategy and operations, including corporate actions such as mergers or takeover attempts in a manner that could conflict with the interests of our public shareholders. At December 31, 1999, Internet Capital Group owned 12,295,010 shares, or 34.1%, of our common stock. Internet Capital Group also owns warrants to purchase an additional 239,312 shares of common stock. Two representatives of Internet Capital Group remain on our board of directors. We may compete with Internet Capital Group for Internet-related opportunities. Internet Capital Group seeks to expand, in part through acquisitions and investments, its number of business-to-business assets. Internet Capital Group, therefore, may seek to acquire companies that we would find attractive. While we may partner with Internet Capital Group on future acquisitions, we have no current contractual obligations to do so. We do not have any contracts or other understandings that would govern resolution of this potential conflict. This competition, and the potential conflict posed by the designated directors, may deter companies from partnering with us and may limit our business opportunities.


Our success is dependent on our key personnel who we may not be able to retain and we may not be able to hire enough additional personnel to meet our hiring needs

     We believe that our success depends on continued employment of our senior management team and key technical personnel. If one or more members of our senior management team were unable or unwilling to continue in their present positions, our business, financial condition and operating results could be materially adversely affected. Only one member of our senior management has an employment agreement. We carry key person life insurance on certain, but not on all, of our senior management personnel.

     Our success also depends on having a highly trained sales force and telesales group. Our telesales group was formed recently. We will need to continue to hire additional personnel as our business grows. A shortage in the number of trained salespeople could limit our ability to increase sales in our existing vertical trade communities and to sell as we launch new vertical trade communities.

     We plan to expand our employee base to manage our anticipated growth. Competition for personnel, particularly for employees with technical expertise, is intense. Our business, financial condition and operating results will be impaired if we cannot hire and retain suitable personnel.


Our systems may not be Year 2000 compliant, which could cause our vertical trade communities to be unavailable for a period of time after January 1, 2000, which could in turn have a negative impact on our business, operating results and financial position

     We may realize exposure and risk if the systems on which we are dependent to conduct our operations are not Year 2000 compliant. Our potential areas of exposure include products purchased from third parties, computers, software and other equipment used internally. If our present efforts to address the Year 2000 compliance issues are not successful, or if distributors, suppliers and other third parties with which we conduct business do not successfully address such issues, our business, operating results and financial position could be harmed.

     In the event that our Web-hosting facilities are not Year 2000 compliant, our production Web sites would be unavailable and we would not be able to deliver services to our users. In the event that our production and operational facilities that support our Web sites are not Year 2000 compliant, small portions of our Web sites may become unavailable.


                     Risks Related to the Internet Industry

Our success depends on the development of the e-commerce market, which is uncertain

     Business-to-business e-commerce is a new and emerging business practice that remains largely untested in the marketplace. If e-commerce does not grow or grows slower than expected, our business will suffer. Our long-term success depends on widespread market-acceptance of e-commerce.

     A number of factors could prevent such acceptance, including the following:

     . e-commerce is at an early stage and buyers may be unwilling to shift their purchasing from traditional vendors to online vendors;

     . the necessary network infrastructure for substantial growth in usage of the Internet may not be adequately developed;

     . security and confidentiality concerns of customers and suppliers;

     . increased government regulation or taxation may adversely affect the viability of e-commerce;

     . insufficient availability of telecommunication services or changes in telecommunication services could result in slower response times; and

     . adverse publicity and consumer concern about the security of e-commerce transactions could discourage its acceptance and growth.


Adoption of the Internet as an advertising medium is uncertain

     The growth of Internet advertising requires validation of the Internet as an effective advertising medium. This validation has yet to fully occur. Acceptance of the Internet among advertisers will also depend on growth in the commercial use of the Internet. If widespread commercial use of the Internet does not develop, or if the Internet does not develop as an effective and measurable medium for advertising, our business, financial condition and operating results could suffer.

     No standards have been widely accepted to measure the effectiveness of Internet advertising. If such standards do not develop, existing advertisers may not continue their current levels of Internet advertising and advertisers who are not currently advertising on the Internet may be reluctant to do so. Our business, financial condition and operating results would suffer if the market for Internet advertising fails to develop or develops slower than expected.


Adoption of the Internet as an e-commerce medium is uncertain

     Our market is new and rapidly evolving, and depends on the increased acceptance and use of the Internet as a medium of commerce. Our business would suffer if Internet usage does not continue to grow and if the Internet is not adopted as an e-commerce medium. Internet usage may be inhibited by a number of reasons, such as:

     . inadequate development of the necessary infrastructure;

     . security and confidentiality concerns of customers and suppliers;

     . inconsistent quality of service;

     . lack of human contact that current traditional suppliers provide; and

     . lack of availability of cost-effective, high-speed service.


Security risks and concerns may deter the use of the Internet for conducting e-commerce

     The secure transmission of confidential information over the Internet is essential to maintaining customer and supplier confidence. Concerns regarding security of transactions and transmitting confidential information over the Internet may negatively impact our e-commerce business.

     We believe that concern regarding the security of confidential information transmitted over the Internet, such as credit card numbers, prevents many potential customers from engaging in on-line transactions. If we do not add sufficient security features to future product releases, our products may not gain market acceptance or we may incur additional legal exposure. We have included basic security features in some of our products to protect the privacy and integrity of customer data, such as password requirements for access to portions of our vertical trade communities. We do not currently use authentication technology, which requires passwords and other information to prevent unauthorized persons from accessing a customer's information, or encryption, which transforms information into a "code" designed to be unreadable by third parties, to protect confidential information such as credit card numbers. However, we intend to license encryption technology to protect confidential transaction data.


     Despite the measures we have taken, our infrastructure is potentially vulnerable to physical or electronic break-ins, viruses or similar problems. If a person circumvents our security measures, he or she could misappropriate proprietary information or cause interruptions in our operations. Security breaches that result in access to confidential information could damage our reputation and expose us to a risk of loss or liability. We may be required to make significant investments and efforts to protect against or remedy security breaches. Additionally, as e-commerce becomes more prevalent (and consequently becomes the focus of our development of direct marketing products), our customers will become more concerned about security. If we do not adequately address these concerns, this could impair our business, financial condition and operating results.


Limited Internet infrastructure may affect service

     The accelerated growth and increasing volume of Internet traffic may cause performance problems, slowing the adoption of our Internet-based purchasing solution. The growth of Internet traffic due to very high volumes of use over a relatively short period of time has caused frequent periods of decreased Internet performance, delays and, in some cases, system outages. This decreased performance is caused by limitations inherent in the technology infrastructure supporting the Internet and the internal networks of Internet users. If Internet usage continues to grow rapidly, the infrastructure of the Internet and its users may be unable to support the demands of growing e-commerce usage, and the Internet's performance and reliability may decline. If our existing or potential customers experience frequent outages or delays on the Internet, the adoption or use of our Internet-based, e-commerce business model may grow more slowly than we expect or even decline. Our ability to increase the speed and reliability of our Internet-based business model is limited by and depends upon the reliability of both the Internet and the internal networks of our existing and potential customers. As a result, if improvements in the infrastructure supporting both the Internet and the internal networks of our customers and suppliers are not made in a timely fashion, we may have difficulty obtaining new customers, or maintaining our existing customers, either of which could reduce our potential revenues and have a negative impact on our business, results of operations and financial condition.


                    Proprietary, Regulatory and Legal Risks

We may not be able to protect our proprietary rights and we may infringe the proprietary rights of others

     Proprietary rights are important to our success and our competitive position. We have filed applications with the U.S. Patent and Trademark Office to obtain registrations for ten of our marks. To date, five registrations have been issued. Although we seek to protect our proprietary rights, our actions may be inadequate to protect any trademarks and other proprietary rights or to prevent others from claiming violations of their trademarks and other proprietary rights. Generally, our domain names for our vertical trade communities are not protectable as trademarks because they are too generic. In addition, effective copyright and trademark protection may be unenforceable or limited in certain countries, and the global nature of the Internet makes it impossible to control the ultimate destination of our work. We also license content from third parties and it is possible that we could become subject to infringement actions based upon the content licensed from those third parties. We generally obtain representations as to the origin and ownership of such licensed content; however, this may not adequately protect us. Any of these claims, with or without merit, could subject us to costly litigation and the diversion of our technical and management personnel.


We may be subject to legal liability for publishing or distributing content over the Internet

     We may be subject to legal claims relating to the content in our vertical trade communities, or the downloading and distribution of such content. For example, persons may bring claims against us if material that is inappropriate for viewing by young children can be accessed from our vertical trade communities. Claims could also involve matters such as defamation, invasion of privacy and copyright infringement. Providers of Internet products and services have been sued in the past, sometimes successfully, based on the content of material. In addition, some of the content provided on our vertical trade communities is drawn from data compiled by other parties, including governmental and commercial sources, and we re-key the data. This data may have errors. If our content is improperly used or if we supply incorrect information, it could result in unexpected liability. Our insurance may not cover claims of this type, or may not provide sufficient coverage. Our business, financial condition and operating results could suffer a material adverse effect if costs resulting from these claims are not covered by our insurance or exceed our coverage.


We may be exposed to product liability claims

     We face potential liability for claims based on the nature of the products that we sell and distribute utilizing the Internet, including claims for breach of warranty, product liability, misrepresentation, violation of governmental regulations and other commercial claims. Most of the manufacturers whose products we distribute have warranties on those products. We pass that warranty through to our customers whenever possible. However, in some instances we bear the risk of loss of revenue from the product sale if a purchaser does not pay for a defective product. Although we maintain general liability insurance, our insurance may not cover some claims or penalties, is subject to policy limits and exclusions and may not adequately indemnify us or our employees from any civil, governmental or criminal liability. Furthermore, this insurance may not be available at commercially reasonable rates in the future. Any liability not covered by our insurance or in excess of our insurance coverage could have a negative effect on our business, financial condition and operating results.


We are subject to government regulation that exposes us to potential liability and negative publicity

     We currently rely upon our suppliers to meet all packaging, distribution, labeling, hazard and health information notices to purchasers, record keeping and licensing requirements applicable to our business during the entire transaction. Our reliance on suppliers' regulatory due diligence assessment of purchasers and the compliance by suppliers and purchasers with applicable governmental regulations may not be sufficient if we are required to have our own licenses. For example, if we are held to be a seller or a distributor of regulated products because we took legal title, we may have inadvertently violated some governmental regulations by not having the appropriate license or permit and may be subject to potentially severe civil or criminal penalties and fines for each offense. We are unable to verify that our suppliers have in the past complied, or will in the future comply, with the applicable governmental regulatory requirements, or that their actions are adequate or sufficient to satisfy all governmental or other legal requirements that may be applicable to our sales. We could be fined or exposed to civil or criminal liability, including monetary fines and injunctions, and we could receive potential negative publicity, if the applicable governmental regulatory requirements have not been, or are not being, fully met by our suppliers or by us directly. Negative publicity, fines and liabilities could also occur if an unqualified person, or even a qualified customer, lacks the appropriate license or permits to sell, use or ship, or improperly receives a dangerous or unlicensed product through us. We do not maintain any reserve for potential liabilities resulting from government regulation.

     It is also possible that a number of laws and regulations may be adopted or interpreted in the United States and abroad with particular applicability to the Internet. These laws and regulations may, for example, cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights, access charges and information security. The enactment of such laws could have a negative effect on our business, financial condition and operating results.

                         Risks Related to this Offering

We may not have sufficient cash flow to service our debt

     As of September 30, 1999, we had approximately $101,739,000 in long term debt. After September 30, 1999, an additional $15 million in debt resulted from the exercise of the over-allotment provision of our 5 1/4% convertible subordinated debentures due 2004. Currently, we are not generating sufficient cash flow to satisfy the annual debt service payments required as a result of our September 1999 offering of convertible subordinated debentures. If we are unable to satisfy our debt service requirements, substantial liquidity problems could result, which would negatively impact our future prospects.

We may require additional capital for our operations that could have a negative effect on your investment

     We currently anticipate that the net proceeds of our September 1999 offering of debentures, together with our existing borrowing arrangements and available funds, will be sufficient to meet our anticipated needs for working capital and capital expenditures for at least the next 12 months. We may need to raise additional funds in the future in order to fund rapid expansion, to pursue customer sales and implementation, to develop new or enhanced solutions and services, to respond to competitive pressures or to acquire complementary businesses, technologies or services.

     If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our shareholders will be reduced, shareholders may experience additional dilution and these securities may have powers, preferences and rights that are senior to those of the rights of our common stock. We cannot be certain that additional financing will be available on terms favorable to us if at all. If adequate funds are not available or not available on acceptable terms, we may be unable to fund our expansion, promote our brand identity, take advantage of acquisition opportunities, develop or enhance services or respond to competitive pressures. Any inability to do so could have a negative effect on our business, revenues, financial condition and results of operations.


Shares eligible for future sale by our current shareholders may cause our stock price to decline

     If our shareholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market, then the market price of our common stock could fall. Restrictions under the securities laws limit the number of shares of common stock available for sale in the public market.

     As of January 1, 2000, the holders of up to 24,321,679 shares of common stock and warrants to purchase 395,208 shares of common stock have demand and piggy-back registration rights. The exercise of such rights could adversely affect the market price of our common stock. We have also filed a registration statement to register shares of common stock under our stock option and employee stock purchase plans. Shares issued upon exercise of stock options and employee stock purchase plans will be eligible for resale in the public market without restriction.


Anti-takeover provisions and our right to issue preferred stock could make a third-party acquisition of us difficult

     VerticalNet is a Pennsylvania corporation. Anti-takeover provisions of Pennsylvania law could make it more difficult for a third party to acquire control of us, even if such change in control would be beneficial to our shareholders. Our articles of incorporation provide that our board of directors may issue preferred stock without shareholder approval. In addition, our bylaws provide for a classified board, with each board member serving a staggered three-year term. The issuance of preferred stock and the existence of a classified board could make it more difficult for a third party to acquire us.


Our common stock price is likely to remain highly volatile

     The market price of our common stock has been and will likely continue to be highly volatile as the stock market in general, and the market for Internet-related and technology companies in particular, has been highly volatile. Investors may not be able to resell their shares of our common stock following periods of volatility because of the market's adverse reaction to such volatility. The trading prices of many technology and Internet-related companies' stocks have reached historical highs within the last 52 weeks and have reflected relative valuations substantially above historical levels. During the same period, such companies' stocks have also been highly volatile and have recorded lows well below such historical highs. Our stock may not trade at the same levels as other Internet stocks, and Internet stocks in general may not sustain their current market prices.

     Factors that could cause such volatility may include, among other things:

     .    actual or anticipated variations in quarterly operating results;

     .    announcements of technological innovations;

     .    new sales models or new products or services;

     .    changes in financial estimates by securities analysts;

     .    conditions or trends in the Internet industry;

     .    changes in the market valuations of other Internet companies;

     .    failure to meet analysts' expectations;

     . announcements by us or our competitors of significant acquisitions, strategic partnerships or joint ventures;

     .    capital commitments;

     .    additions or departures of key personnel;

     .    sales of common stock; and

     . stock market price and volume fluctuations, which are particularly common among highly volatile securities of Internet companies.

     Many of these factors are beyond our control. These factors may cause the market price of our common stock to fall, regardless of our operating performance.

                           FORWARD-LOOKING STATEMENTS

     Our disclosure and analysis in this prospectus contain some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Such statements may include words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include among other things, statements relating to e-commerce strategy, acquisition and expansion strategy, development of services, use of proceeds, projected capital expenditures, liquidity, development of additional revenue sources, development and maintenance of profitable marketing and distribution alliances, market acceptance of the Internet, acquisition and/or development of profitable new vertical trade communities, technological advancement, ability to develop "brand" identification and global expansion.

     Any or all of our forward-looking statements in this prospectus may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in our discussion in this prospectus will be important in determining future results. Consequently, no forward-looking statement can be generated. Actual future results may vary materially.

     We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Forms 10-K, 10-Q and 8-K. Also note that we provide a cautionary discussion of risks and uncertainties under "Risk Factors" on page
5 of this prospectus. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.


                                USE OF PROCEEDS

     We will not receive any proceeds from the resale of the common stock offered through this prospectus.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 90,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share. VerticalNet is a Pennsylvania corporation and is subject to the Pennsylvania Business Corporation Law of 1988.


Common Stock

     Holders of the common stock are entitled to receive, as, when and if declared by the board of directors from time to time, such dividends and other distributions in cash, stock or property from our assets or funds legally available for such purposes subject to any dividend preferences that may be attributable to preferred stock that may be authorized. Holders of common stock are entitled to one vote for each share held of record on all matters on which shareholders may vote, except with respect to the election of directors in which case shareholders are entitled to multiply the number of shares held of record by the number of directors to be elected and distribute such number of votes for one or among two or more nominees.

     There are no preemptive, conversion, redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in the assets available for distribution.


Preferred Stock

     Our board of directors, without further action by the shareholders, is authorized to issue an aggregate of 10,000,000 shares of preferred stock. No shares of preferred stock are outstanding and we have no plans to issue a new series of preferred stock. Our board of directors may, without shareholder approval, issue preferred stock with dividend rates, redemption prices, preferences on liquidation or dissolution, conversion rights, voting rights and any other preferences, which rights and preferences could adversely affect the voting power of the holders of common stock. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage or delay a third party from acquiring, a majority of our outstanding stock.


Classified Board of Directors

     Our bylaws, as amended and restated, divide our board of directors into three classes, with regular three-year staggered terms and initial terms of one year for the class I directors, two years for the class II directors and three years for the class III directors. This could prevent a party who acquires control of the majority of the outstanding voting stock from obtaining control of the board of directors.

     Our shareholders do not have the right to cumulative voting in the election of directors.

Shareholder Action by Written Consent

     Under Pennsylvania law, any action that may be taken at a meeting of the shareholders may be taken without a meeting if such action is authorized by the unanimous written consent of all shareholders entitled to vote at a meeting for such purposes.

Special Meetings

     Our articles of incorporation and bylaws provide that special meetings of our shareholders may be called only by the board or by our chairman or chief executive officer. This provision may make it more difficult for shareholders to take action opposed by the board.


Amendments to Our Bylaws

     Our bylaws provide that the vote of a majority of all directors or the vote of the majority of the outstanding stock entitled to vote is required to alter, amend or repeal our bylaws.


Indemnification of Directors and Officers

     Section 1741 of the Pennsylvania corporate laws provides the power to indemnify any officer or director acting in his capacity as our representative who was, is or is threatened to be made a party to any action or proceeding for expenses, judgments, penalties, fines and amounts paid in settlement in connection with such action or proceeding. The indemnity provisions apply whether the action was instituted by a third party or arose by or in our right. Generally, the only limitation on our ability to indemnify our officers and directors is if the act violates a criminal statute or if the act or failure to act is finally determined by a court to have constituted willful misconduct or recklessness.

     Our bylaws provide a right to indemnification to the full extent permitted by law for expenses, attorney's fees, damages, punitive damages, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by any director or officer whether or not the indemnified liability arises or arose from any threatened, pending or completed proceeding by or in our right by reason of the fact that such director or officer is or was serving as our director, officer or employee or, at our request, as a director, officer, partner, fiduciary or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, unless the act or failure to act giving rise to the claim for indemnification is finally determined by a court to have constituted willful misconduct or recklessness. Our bylaws provide for the advancement of expenses to an indemnified party upon receipt of an undertaking by the party to repay those amounts if it is finally determined that the indemnified party is not entitled to indemnification.

     Our bylaws authorize us to take steps to ensure that all persons entitled to the indemnification are properly indemnified, including, if the board of directors so determines, purchasing and maintaining insurance.


Limitation of Liability

     Our articles of incorporation provide that none of our directors shall be personally liable to us or our shareholders for monetary damages for a breach of fiduciary duty as a director, except for liability:

     .    for any breach of such person's duty of loyalty;

     . for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

     . for the payment of unlawful dividends and certain other actions prohibited by Pennsylvania corporate law; and

     . for any transaction resulting in receipt by such person of an improper personal benefit.

     We maintain directors and officers' liability insurance to provide directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts. At present, there is no pending litigation or proceeding, and we are not aware of any threatened litigation or proceeding, involving any director, officer, employee or agent where indemnification will be required or permitted under the articles of incorporation or our bylaws.

Pennsylvania Control-Share Acquisitions Law

     Generally, subchapters 25E, F, G, H, I and J of the Pennsylvania corporate laws place certain procedural requirements and establish certain restrictions upon the acquisition of voting shares of a corporation which would entitle the acquiring person to cast or direct the casting of a certain percentage of votes in an election of directors. Subchapter 25E of the Pennsylvania corporate laws provides generally that, if a company were involved in a "control transaction," shareholders of the company would have the right to demand from a "controlling person or group" payment of the fair value of their shares. For purposes of subchapter 25E, a "controlling person or group" is a person or group of persons acting in concert that, through voting shares, has voting power over at least 20% of the votes which shareholders of the company would be entitled to cast in the election of directors. A control transaction arises, in general, when a person or group acquires the status of a controlling person or group.

     In general, Subchapter 25F of the Pennsylvania corporate laws delays for five years and imposes conditions upon "business combinations" between an "interested shareholder" and us. The term "business combination" is defined broadly to include various merger, consolidation, division, exchange or sale transactions, including transactions utilizing our assets for purchase price amortization or refinancing purposes. An "interested shareholder," in general, would be a beneficial owner of at least 20% of our voting shares.

     In general, Subchapter 25G of the Pennsylvania corporate laws suspends the voting rights of the "control shares" of a shareholder that acquires for the first time 20% or more, 33 1/3% or more, or 50% or more of a company's shares entitled to be voted in an election of directors. The voting rights of the control shares generally remain suspended until such time as the "disinterested" shareholders of the company vote to restore the voting power of the acquiring shareholder.

     Subchapter 25H of the Pennsylvania corporate laws provides in certain circumstances for the recovery by a company of profits made upon the sale of its common stock by a "controlling person or group" if the sale occurs within 18 months after the controlling person or group became such and the common stock was acquired during such 18 month period or within 24 months before such period. In general, for purposes of Subchapter 25H, a "controlling person or group" is a person or group that:

     (1)   has acquired;

     (2)   offered to acquire; or

     (3) publicly disclosed or caused to be disclosed an intention to acquire voting power over shares that would entitle such person or group to cast at least 20% of the votes that shareholders of the company would be entitled to cast in the election of directors.

     If the disinterested shareholders of a company vote to restore the voting power of a shareholder who acquires control shares subject to Subchapter 25G, such company would then be subject to subchapters 25I and J of the Pennsylvania corporate laws. Subchapter 25I generally provides for a minimum severance payment to certain employees terminated within two years of such approval. Subchapter 25J, in general, prohibits the abrogation of certain labor contracts prior to their stated date of expiration.

     The above descriptions of subchapters of the Pennsylvania corporate laws summarize the material anti-takeover provisions contained in the Pennsylvania corporate laws but are not a complete discussion of those provisions.


Certain Anti-Takeover Provisions

     The ability of the board of directors to establish the rights of, and to issue, substantial amounts of preferred stock without the need for shareholder approval, may have the effect of discouraging, delaying or preventing a change in control. Such preferred stock, among other things, may be used to create voting impediments with respect to any changes in control or to dilute the stock ownership of holders of common stock seeking to obtain control. See

"Risk Factors--Risks Related to this Offering--Anti-takeover provisions and our right to issue preferred stock could make a third-party acquisition of us difficult," "--Common Stock" and "--Preferred Stock."


Registration Rights

     In addition to the registration rights granted in connection with the offering of the debentures, the holders of up to 24,321,679 shares of common stock and warrants to purchase 395,208 shares of common stock are entitled to certain registration rights. These rights are provided under the terms of agreements between us and the holders of such securities. Such agreements provide, in certain instances, demand registration rights. In addition, pursuant to these agreements, the holders are entitled, subject to certain limitations, to require us to include their registrable securities in future registration statements we file under the Securities Act of 1933.

     The holders also are entitled, subject to certain limitations, to require us to register their registrable securities on a registration statement on Form S-3 once we are eligible to use a Form S-3 in connection with such registrations. Registration of shares of common stock pursuant to the exercise of demand registration rights, piggyback registration rights or S-3 registration rights under the Securities Act of 1933 would result in such shares becoming freely tradeable without restriction under the Securities Act of 1933 immediately upon the effectiveness of such registration. "Risk Factors--Risks Related to this Offering--Shares eligible for future sale by our current shareholders may cause our stock price to decline" and "Shares Eligible for Future Sale."


Transfer Agent

     The transfer agent for our common stock is American Stock Transfer and Trust Company.

                             SELLING SHAREHOLDERS

     The shares of common stock and the shares of common stock underlying the convertible notes were originally issued by VerticalNet in connection with the acquisitions of LabX Technologies, Inc., TextileWeb, Inc., GovCon, Inc. and NECX Exchange, LLC. In each case, such transactions were exempt from the registration requirements of the Securities Act. VerticalNet has agreed with each selling shareholder to file the registration statement to register for resale the shares of common stock set forth below.

     The following table sets forth information, as of [December 31, 1999], with respect to the selling shareholders, (1) the number of shares registered for sale; (2) the number and approximate percentage of shares beneficially owned ; and (3) the number and approximate percentage of shares to be owned after the completion of this offering. The information below is based on information provided by or on behalf of the selling shareholders. The selling shareholders may offer all, some or none of the common stock. Because the selling shareholders may offer all or some portion of the common stock, no estimate can be given as to the amount of the common stock that will be held by the selling shareholders upon termination of such sales. In addition, the selling shareholders identified below may have sold, transferred or otherwise disposed of all or a portion of their common stock since the date on which they provided the information regarding their common stock in transactions exempt from the registration requirements of the Securities Act.

                                                                                     SHARES BENEFICIALLY
                          SHARES BENEFICIALLY              SHARES OFFERED            OWNED AFTER OFFERING
NAME                     OWNED BEFORE OFFERING                 HEREBY              NUMBER           PERCENT
----------------------------------------------------------------------------------------------------------------
NECX Exchange
 Trust(1)..............            861,900                    861,900                  0                *

Robert
 Kafato(2).............             25,210                      23,210                 0                *

Pride Consulting,
 LLC(3)................             30,600                      30,600                 0                *

Rick Reddel............             19,150                      19,150                 0                *

Paul Risen.............             19,150                      19,150                 0                *

Joan Kafato(4).........             22,200                      22,200                 0                *

David Coakley..........             15,000                      15,000                 0                *

Dheeraj Khera(5).......             14,700                      14,700                 0                *

Vivek Khera(6).........             14,700                      14,700                 0                *

Kenneth Piech..........              2,524                       2,524                 0                *

Ronald Randall.........              2,524                       2,524                 0                *

     Total                       1,025,658                   1,025,658



(1) All 861,900 shares of common stock set forth herein are shares of common stock into which the notes are convertible. The convertible notes will automatically convert into common stock upon the effectiveness of this registration statement. With respect to one convertible note in the principal amount of $25 million, the per share conversion price, and therefore the number of shares of common stock issuable upon conversion of such note, is subject to adjustment based on the average closing price of our common stock on the Nasdaq National Market during the 20 trading days prior to the date on which this registration statement becomes effective. Accordingly, the number of shares of common stock into which such note is convertible may increase or decrease. Based on the average closing price of our common stock for the 20 trading days prior to February 14, 2000, such note would be convertible into 109,769 shares of our common stock. The remaining convertible notes, which have an aggregate principal amount of $45 million, will convert at a price of $59.83 per share, resulting in 752,131 shares of common stock.

(2) Does not include an option to acquire 10,000 shares of common stock. Does not include 22,200 shares of common stock beneficially owned by Joan Kafato, as Robert Kafato disclaims beneficial ownership.

(3) Includes 10,600 shares held by Barry J. Friedman, principal manager of Pride Consulting, LLC.

(4) Does not include 33,210 shares of common stock beneficially owned by Robert Kafato, as to which Ms. Kafato disclaims beneficial ownership.

(5) Does not include 14,700 shares of common stock beneficially owned by Vivek Khera, as to which Dheeraj Khera disclaims beneficial ownership.

(6) Does not include 14,700 shares of common stock beneficially owned by Dheeraj Khera, as to which Vivek Khera disclaims beneficial ownership.

                             PLAN OF DISTRIBUTION


          The selling shareholders and their successors, which term includes their transferees, pledgees or donees or their successors, may sell the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers, which discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

          The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. Such sales may be effected in transactions, which may involve crosses or block transactions (1) on any national securities exchange or quotation service on which the debentures or the common stock may be listed or quoted at the time of sale, (2) in the over-the-counter market, (3) in transactions otherwise than on such exchanges or services or in the over-the-counter market, (4) through the writing of options, whether such options are listed on an options exchange or otherwise, or (5) through the settlement of short sales. In connection with the sale of the common stock, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the common stock and deliver these securities to close out such short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.

     The aggregate proceeds to the selling shareholders from the sale of the common stock offered by them hereby will be the purchase price of such common stock less discounts and commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

     Our common stock is listed for trading on the Nasdaq National Market. We intend to list the common stock offered through this prospectus for trading on the Nasdaq National Market.

     In order to comply with the securities laws of some states, if applicable, the common stock may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock, may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling shareholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling shareholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provision.

     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. A selling shareholder may not sell any common stock described herein and may not transfer, devise or gift such securities by other means not described in this prospectus.

     To the extent required, the specific common stock to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

                                 LEGAL MATTERS

     The validity of the securities offered by this prospectus will be passed upon for us by our general counsel, James W. McKenzie, Jr.


                                    EXPERTS

     The consolidated financial statements and schedules of VerticalNet, Inc. as of December 31, 1997 and 1998, and for each of the years in the three-year period ended December 31, 1998 and the financial statements of CertiSource, Inc. as of December 31, 1998 and for the year then ended, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Techspex, Inc., LabX Technologies Inc.,
Isadra, Inc. and NECX Exchange, LLC incorporated by reference in this prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.


                            ADDITIONAL INFORMATION

     The Commission permits us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the Commission after the date of this prospectus will automatically update and supersede this information. However, any information contained herein shall modify or supersede information contained in documents we filed with the Commission before the date of this prospectus.

     We incorporate by reference our Annual Report on Form 10-K for the year ended December 31, 1998. We incorporate by reference our Quarterly Reports on Forms 10-Q for the quarters ended March 31, June 30, and September 30, 1999. We incorporate by reference our Reports on Form 8-K dated June 14, July 29, August 10, August 25, September 9, September 21, November 16, December 16, 1999 and February 11, 2000 and 8-K/A filed February 1, 2000. We also incorporate by reference any future filings made with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until we sell all of the shares of common stock being registered or until this offering is otherwise terminated.

     If you request a copy of any or all of the documents incorporated by reference by written or oral request, then we will send to you the copies you requested at no charge. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to VerticalNet, Inc., 700 Dresher Road, Suite 100, Horsham, Pennsylvania 19044, Attention: James W. McKenzie, Jr., (215) 315-3592.

     In addition, we file reports, proxy statements and other information with the Commission under the Exchange Act. You may read and copy this information at the following locations of the Commission: (1) Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, (2) Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and (3) Northeast Regional Office, Seven World Trade Center, New York, New York 10048.

     You may also obtain copies of this information by mail from the Public Reference Section of the Commission at 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the Commission's Public Reference Room in Washington, D.C. can be obtained by calling the Commission at 1-800-SEC-0330.

     Our common stock is quoted on The Nasdaq National Market. Reports, proxy statements and other information concerning VerticalNet can be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. The Commission maintains a Web site that contains all information filed electronically by us. The address of the Commission's Web site is (http://www.sec.gov.).

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated expenses, other than underwriting discounts and commissions, in connection with the shelf registration of the debentures, all of which will be paid by VerticalNet, Inc.:

Registration fee..............................................     $
Transfer Agent and Registrar Fees.............................
Printing and Engraving........................................
Legal Fees....................................................      40,000
Blue Sky Fees and Expenses....................................
Accounting Fees...............................................      25,000
Miscellaneous.................................................

  Total.......................................................

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Amended and Restated Articles of Incorporation provide that pursuant to and to the extent permitted by Pennsylvania law, the Company's directors shall not be personally liable for monetary damages for breach of any duty owed to the Company and its shareholders. This provision does not eliminate the duty of care, and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Pennsylvania law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company, for acts or omissions not in good faith or involving knowing violations of law, or for actions resulting in improper personal benefit to the director, the provision also does not affect a director's responsibilities under any other law, such as federal securities laws or state or federal environmental laws. The Company's Amended and Restated Bylaws provide that the Company shall indemnify its officers and directors to the fullest extent permitted by Pennsylvania law, including some instances in which indemnification is otherwise discretionary under Pennsylvania law. Pennsylvania law permits the Company to provide similar indemnification to employees and agents who are not directors or officers. The determination of whether an individual meets the applicable standard of conduct may be made by the disinterested directors, independent legal counsel or the shareholders. Pennsylvania law also permits indemnification in connection with a proceeding brought by or in the right of the Company to procure a judgment in its favor. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in that Act and is therefore unenforceable.

     In general, any officer or director of the Company shall be indemnified by the Company against expenses including attorneys' fees, judgments, fines and settlements actually and reasonably incurred by that person in connection with a legal proceeding as a result of such relationship, whether or not the indemnified liability arises from an action by or in the right of the Company, if the officer or director acted in good faith, and in the manner believed to be in or not opposed to the Company's best interest, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. Such indemnity is limited to the extent that (i) such person is not otherwise indemnified and (ii) such indemnifications not prohibited by Pennsylvania law or any other applicable law.

Any indemnification under the previous paragraph (unless ordered by a court) shall be made by the Company only as authorized in the specific case upon the determination that indemnification of the director or officer is proper in the circumstances because that person has met the applicable standard of conduct set forth above. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum of disinterested directors who are not parties to such action or (ii) if such quorum is not obtainable or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion. To the extent that a director or officer of the Company shall be successful in prosecuting an indemnity claim, the reasonable expenses of any such person and the fees and expenses of any special legal counsel engaged to determine the possibility of indemnification shall be borne by the Company.

     Expenses incurred by a director or officer of the Company in defending a civil or criminal action, suit or proceeding shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that person is not entitled to be indemnified by the Company as authorized by our Bylaws.

     The indemnification and advancement of expenses provided by, or granted pursuant to Article 8 of our Bylaws is not deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled, both as to action in that person's official capacity and as to action in another capacity while holding such office.

     The Board of Directors has the power to authorize the Company to purchase and maintain insurance on behalf of the Company and others to the extent that power to do so has not been prohibited by the Pennsylvania law, create any fund to secure any of its indemnification obligations and give other indemnification to the extent permitted by law. The obligations of the Company to indemnify a director or officer under Article 8 of our Bylaws is a contract between the Company and such director or officer and no modification or repeal of our Bylaws shall detrimentally affect such officer or director with regard to that person's acts or omissions prior to such amendment or repeal.

     The Company has also purchased insurance for its directors and officers for certain losses arising from claims or charges made against them in their capacities as directors and officers of the Company.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) The following exhibits are filed as part of this registration statement:

                                   EXHIBITS

Exhibit Number                            Description
--------------                            -----------
      4.1 Stock Purchase Agreement dated July 29, 1999 among VerticalNet, Inc., 4052995 Manitoba Ltd., LabX Technologies, Inc., Robert A. Kafato, Kenneth K. Piech and Ronald K. Randall (1)
      4.2 Asset Purchase Agreement dated November 16, 1999 by and among VerticalNet, Inc., NECX Acquisition LLC, New England Circuit Sales, Inc., NECX Exchange LLC, NECX Exchange Trust and Henry J. Bertolon, Jr. (2)
      4.3           Convertible Promissory Note in the Principal Amount of $10.5
                    million (2)
      4.4           Convertible Promissory Note in the Principal Amount of $34.5
                    million (2)
      4.5           Convertible Promissory Note in the Principal Amount of $25.0
                    million (2)
      4.6 Asset Purchase Agreement dated December 29, 1999 by and among VerticalNet, Inc., TextileWeb, Inc., Rick A. Reddel and Paul M. Risen*
      4.7 Asset Purchase Agreement dated December 29, 1999 by and among VerticalNet, Inc., GovCon, Inc., Barry J. Friedman, Dheeraj Khera, Vivek Khera and David Coakley*
      5.1 Opinion of James W. McKenzie, Esq. regarding the legality of the securities being registered *
     23.1           Consent of KPMG LLP *
     23.2           Consent of Arthur Andersen LLP *
     23.3           Consent of Arthur Andersen LLP *
     23.4 Consent of James W. McKenzie, Esq. (included in his opinion filed as Exhibit 5 hereto)
     24.1 Power of Attorney (included on signature page to this Registration Statement)

*Filed herewith

(1) Filed as an exhibit to the Registrant's report on Form 8-K dated August 12, 1999.

(2) Filed as an exhibit to the Registrant's report on Form 8-K dated December 29, 1999

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes:

     (1) To file, during any period in which any offers or sales are being made, a post-effective amendment to this registration statement:



          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment hereof) which, individually or in aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any other material change to such information in the registration statement.

     (2) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities being offered therein and the offering of such securities at the time may be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities which are being registered which remain unsold at the termination of the offering.

     (4) That for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof

     (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed by the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN HORSHAM, PENNSYLVANIA ON FEBRUARY ___, 2000.

                    VERTICALNET, INC.

                    By: /S/ MARK L. WALSH
                       ________________________________
                           MARK L. WALSH
                            PRESIDENT

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

Each person in so signing also makes, constitutes and appoints Mark L. Walsh and Gene S. Godick, and each of them acting alone, his or her true and lawful attorney-in-fact, with full power of substitution, to execute and cause to be filed with the Securities and Exchange Commission pursuant to the requirements of the Securities Act of 1933, as amended, any and all amendments and post-effective amendments to this registration statement, and including any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, with exhibits thereto and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or his or her substitute or substitutes may do or cause to be done by virtue hereof.

NAME                               CAPACITY                             DATE
----                               --------                             ----
/S/ MARK L. WALSH
____________________________        President and Chief Executive        February 14, 2000
MARK L. WALSH                       Officer and Director (Principal
                                    Executive Officer)

/S/ MICHAEL J. HAGAN
____________________________        Executive Vice President and Chief   February 14, 2000
MICHAEL J. HAGAN                    Operating Officer and Director

/S/ GENE S. GODICK
____________________________        Senior Vice President and Chief      February 14, 2000
GENE S. GODICK                      Financial Officer (Principal
                                    Financial and Accounting Officer)

/S/ DOUGLAS A. ALEXANDER
____________________________        Chairman of the Board and Director   February 14, 2000
DOUGLAS A. ALEXANDER

/S/ JEFFREY C. BALLOWE
____________________________        Director                             February 14, 2000
JEFFREY C. BALLOWE

/S/ WALTER W. BUCKLEY III
____________________________        Director                             February 14, 2000
WALTER W. BUCKLEY III